UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on April 28, 2006.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Free translation Santiago, April 28, 2006

Mr. Alberto Etchegaray de la C.
Superintendent
Securities and Insurance Superintendence
Lib. Bernardo O'Higgins Avenue 1449
Santiago

Dear Mr. Superintendent.

       We hereby inform you that on April 28, 2006, the shareholders of Sociedad Quimica y Minera de Chile S.A. (SQM), gathered at the 31th ordinary shareholders meeting, agreed by majority:

1.    To approve Annual Report, Balance Sheet, Financial Statements, Report of the Accounting Inspectors and Report of the External Auditors for the business year ended December 31, 2005

2.    To appoint Ernst & Young as external auditors, Mauricio Quiroz and Oriana Lazo as accounting inspectors and Marin Varas and Angel Gomez as substitute accounting inspectors of the Company for the business year 2006. To appoint Fitch Chile and Feller Rate as the two independent rating agencies for the business year 2006.

3.    To approve the Investment and Financing Policies for the business year 2006 which are basically the same as the policies approved at the 2005 Annual Shareholders Meeting.

4.    To approve the distribution and payment of a definitive dividend of 145.11506 chilean pesos per ordinary share beginning on May 11, 2006 an in respect of profits obtained in the business year 2005.

5.    To approve the monthly payment of UF50 to every member of the Directors' Committee, that, independent of the number of session held by the Directors’ Committee. And the Committee's annual budget for UF1,800.

6.    To approve the compensation for the members of the Board, which is basically the same as the compensation approved at the 2005 Annual Shareholders Meeting.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

7.    To appoint El Mercurio as the official newspaper to publish the notice calling to Shareholders Meetings.

       Additionally, the shareholders were also informed about:

1.    Operations referred to in article 44 of Law Number 18,046.

2.    Expenses of the Board of Directors for the business year 2005.

3.    Dividend Policies for the business year 2006 which are basically the same as the policies approved at the 2005 Annual Shareholders Meeting.

4.    Matters related with the Directors’ Committee of SQM.

5.     The fact that the Company will furnish, free of charge, the information mentioned in Form number 1494 of the Chilean Securities and Insurance Superintendency.

       The details of the mentioned issues are included in the corresponding minutes, which we expect to furnish as soon as possible.

       We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

       Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.

Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange Brokers Stock Exchange Electronic Stock Exchange New York Stock Exchange Securities and Exchange Commission The Bank of New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 28, 2006